Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

            Attention Business/Financial Editors:
            BELLUS Health to present at the Rodman and Renshaw 10th Annual
            Healthcare Conference

            Presentation will be Web cast live

            LAVAL, QC, Nov. 6 /CNW Telbec/ - BELLUS Health Inc. (NASDAQ: BLUS; TSX:
BLU) announces today that on Tuesday, November 11, Mr. Gary Schmid, President and Chief Executive Officer of OVOS Natural Health Inc., a wholly owned subsidiary of BELLUS Health, will present a review of ongoing pharmaceutical and nutraceutical activities at the Rodman and Renshaw 10th Annual Healthcare
Conference to be held at the New York Palace Hotel in New York, NY. The presentation will take place at 4:55 P.M. ET.
            The live Web cast of BELLUS Health's presentation (audio and visual) can be accessed at http://www.wsw.com/webcast/rrshq14/blus. A replay of the presentation will begin three (3) hours after the actual presentation time, and will be available until November 18, 2008. Please access the Web cast approximately 15 minutes before the presentation is scheduled to begin.

            About BELLUS Health

            BELLUS Health is a global health company focused on the development and commercialization of products to provide innovative health solutions to address critical unmet needs.

            To contact BELLUS Health

            For additional information on BELLUS Health and its drug development programs, please call the Canada and United States toll-free number 1 877 680
4500 or visit the Web Site at www.bellushealth.com.

            Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond BELLUS Health
Inc.'s (formerly known as Neurochem Inc.) control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the BELLUS Health Group does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of BELLUS
Health Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These statements speak only as of the date made and BELLUS Health Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see the Annual Information Form of BELLUS Health Inc. for further risk factors that might affect the BELLUS Health Group and its business.
            %SEDAR: 00012022EF          %CIK: 0001259942

            /For further information: Lise Hebert, Ph.D., Vice President, Corporate
Communications, (450) 680-4572, lhebert(at)bellushealth.com/
            (BLUS BLU.)

CO:  BELLUS Health Inc.

CNW 10:18e 06-NOV-08